Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625
(585) 385-6666
www.paychex.com

October 27, 2014

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: John Cash, Division of Corporation Finance

RE:    Paychex, Inc.
Form 10-K for the year ended May 31, 2014
Filed July 22, 2014
Definitive Proxy Statement on Schedule 14A
Filed September 9, 2014
File No. 0-11330

Dear Mr. Cash:

Paychex, Inc. (the “Company”) hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in their letter dated October 2, 2014, with respect to the above-referenced filings. For the convenience of the Staff, the Staff’s comments are set forth below in bold type, followed by our response.

We appreciate the comments made by the Commission, and will clarify or further enhance our disclosure in our future filings in response to these comments. Our next Definitive Proxy Statement on Schedule 14A will be for the 2015 Annual Meeting of Stockholders and will be filed with the Commission in September 2015.

Form 10-K for the Fiscal Year Ended May 31, 2014

Definitive Proxy Statement on Schedule 14A

Policy on Transactions with Related Person, page 18

1.
In future filings please describe your policies for the review, approval or ratifications of transactions with related persons rather than providing a web address where such policies may be found. Please refer to Item 404(b)(1) of Regulation S-K.

In the section on page 18 entitled “Policy on Transactions With Related Persons” we discuss our process for review and approval of related party transactions.  In future filings, we will expand on and clarify this discussion.  Specifically, we will indicate that management has a responsibility to report any potential conflicts of interest or related party transactions.  Annually, officers and directors complete a Director’s and Officer’s Questionnaire, within which we request information regarding whether the individual or

John Cash, Division of Corporation Finance
10/27/2014

any member of their immediate family had any interest in any actual or proposed transaction with the Company or any of its subsidiaries where the amount involved exceeded $120,000.  The individuals are also asked about any other economic relationships that might be conflicts of interest.  The responses are reviewed by Corporate Accounting and Legal. In our discussion we indicated that the Governance & Compensation Committee (“the G&C committee”) reviews all transactions with related parties in excess of $120,000.  We will expand this discussion to include factors considered by the G&C committee in their review, which includes: the business objective of the transaction; the individual’s involvement in the transaction; whether the transaction would impact the judgment of the officer or director to act in the best interest of the Company; and any other matters the G&C committee deems appropriate. We will also address whether any instances of conflict or non-compliance have occurred. Should a conflict of interest be identified, relevant information and circumstances would be reviewed to determine if action is required relative to continuing the arrangement. During fiscal 2014, no instances were identified.

Compensation Discussion and Analysis, page 22

Equity Based Compensation, page 29

2.
In future filings please disclose in more detail the factors taken into consideration in determining the number of shares of performance shares, option awards, and restricted stock awards granted to each NEO. Please refer to comment 5 of our letter dated January 28, 2009.

The G&C committee initiates its target total compensation analysis by reference to our Peer Group data. As noted in our 2014 Proxy Statement, total compensation for both our CEO and CFO is below our Peer Group median. As noted in response to #3, total compensation for all other NEOs based on the average of Peer Group NEOs, excluding the CEO and CFO positions, is also below the median. The G&C committee then evaluates individual performance to adjust target total compensation, and evaluates all NEOs against an internal pay equity metric to determine any further adjustments. Once the total compensation is determined, the G&C committee will determine the pay mix based on both short-term and long-term compensation, as well as fixed and performance-based compensation. They target to maintain performance-based pay as a percentage of total compensation of over 70% for the CEO and over 60% for the other NEOs. Additionally, they target the value distributed to long-term compensation to be approximately 60% of CEO total compensation and 50% of the other NEOs total compensation. In our discussion of the equity awards, we indicate that the quantity of awards is based on an estimated total value, as determined by the G&C committee. For our July 2013 grants, the total estimated value was $3,750,000 for the CEO and $850,000 for Senior Vice Presidents. The equity was distributed as follows: 30% to stock options, 50% to performance shares, and 20% to time-vested restricted stock.  This distribution provides for 80% of the awards value to be performance-based while 20% is fixed. We will expand our disclosure in future filings to quantify that total value, as approved by the G&C committee, and discuss the factors involved in that determination.

Peer Group, page 35

3.
You state here that the compensation of NEOs other than your CEO and CFO was compared to average NEO compensation excluding CEO and CFO position for your Peer Group. You do not disclose the results of this comparison. In future filing please disclose your NEOs’ total compensation in comparison to that of

John Cash, Division of Corporation Finance
10/27/2014

the Peer Group for the last completed fiscal year. Please see Item 402(b)(2)(xiv) of Regulation S-K and comment 3 of our letter dated October 20, 2010.

Currently there are no comparable matches available in our Peer Group to provide a benchmark of total compensation for all of our NEOs. As we have disclosed, we utilize an average of NEO compensation for our Peer Group (excluding the CEO and CFO positions) as our benchmark comparison for our NEOs, except our CEO and CFO. In future filings we will expand our disclosure to include the results of the comparison. For total compensation for the fiscal year ending May 31, 2014, this comparison indicated that our NEOs, other than the CEO and CFO, had total compensation that was below the median total compensation of the Peer Group. We will include such results for our NEOs against the Peer Group in future filings.

Paychex, Inc. hereby acknowledges that:

•	Paychex, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Paychex, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any question, or require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Efrain Rivera

Efrain Rivera
Senior Vice President, Chief Financial Officer, and Treasurer